Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company Kobex Minerals Inc. (the “Issuer”) (formerly IMA Exploration Inc.) #1700 - 700 West Pender Street Vancouver, BC V6C 1G8 Phone: (604) 688-9368

2.	Date of Material Change March 14, 2013

3.
Press Release

The press release was released on March 14, 2013 through various approved public media and filed with the TSX Venture Exchange, the NYSE MKT Exchange and the British Columbia, Alberta, Ontario Securities Commissions and the Autorité des marchés financiers in Quebec.

4.	Summary of Material Change(s) The Company announced appointment of independent directors to its Board of Directors.

5.	Full Description of Material Change See attached news release.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102 Not Applicable

7.	Omitted Information Not Applicable

8.	Executive Officer Alfred Hills President & Chief Executive Officer Phone: (604) 688-9368

9.	Date of Report March 15, 2013

1700-700 West Pender Street Vancouver, British Columbia V6C 1G8 CANADA T: +1.604.688.9368 F:+1.604.688.9336 www.kobexminerals.com TSX-V: KXM NYSE MKT: KXM

NEWS RELEASE

Kobex Announces Appointment of New Directors

Vancouver, BC – March 14, 2013 – Kobex Minerals Inc. (“Kobex”) (TSX.V:KXM, NYSE MKT:KXM) is pleased to announce the appointments, effective immediately, of independent directors; Peter Bradshaw, Ph.D., and Paul van Eeden, B.Sc to its Board of Directors.

Dr. Bradshaw is a Geologist and Professional Engineer with 45 years of international exploration experience in over 30 countries.  He was directly involved with discovery, evaluation and/or advancement of a number of properties, including Porgera Gold Mine, Papua New Guinea; Kidston Gold Mine, Australia; Misima Gold Mine, Papua New Guinea; and Omai Gold Mine, Guyana.  Dr. Bradshaw is Co-founder and first Chairman of the Mineral Deposit Research Unit at the University of British Columbia as well as an Honorary Professor.  He is currently Chairman of the Board of Directors for First Point Minerals Corp. and Aquila Resources.

Paul van Eeden is the president of Cranberry Capital Inc., which, through its subsidiaries, invests in mineral exploration and other sectors. He is also a director of Evrim Resources Corp., Miranda Gold Corp., and Synodon Inc.  In addition to Mr. Van Eeden’s appointment to the Board, he has been appointed to the Audit Committee.

As part of the appointment, Mr. van Eeden and Dr. Bradshaw will each receive incentive stock options for the purchase of 200,000 common shares for a period of 5 years at a price of $0.55 per share.

Roman Shklanka, Chairman, says, “Paul and Peter add considerable strength to the Kobex board and are highly regarded in their respective fields.  We welcome both to our board and look forward to benefitting from their perspectives and strategic advice.”

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Tel: 604-688-9368 / Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.